SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                  SCHEDULE 13D
                                 (RULE 13D-101)

                                ---------------

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                               (Amendment No. 2)

                              GLEN BURNIE BANCORP

 ------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $10.00 PER SHARE

 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  377407 10 1

       ------------------------------------------------------------------
                                 (CUSIP Number)

                               EDWIN F. HALE, SR.
                             FIRST MARINER BANCORP
                           1801 SOUTH CLINTON STREET
                           BALTIMORE, MARYLAND 21224
                                 (410) 342-1500

                                with a copy to:
                        Melissa Allison Warren, Esquire
                         Ober, Kaler, Grimes & Shriver
                           120 East Baltimore Street
                           Baltimore, Maryland 21202
                                 (410) 685-1120

 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 26, 1998

 ------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
 this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)

------------------------------------------------------          ----------------------------------------------------

CUSIP No.  377407 10 1                                   13D                      Page 2 of 4 Pages
------------------------------------------------------          ----------------------------------------------------

---------- ---------------------------------------------------------------------------------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY)

           FIRST MARINER BANCORP (I.R.S. NO. 52-1834860)

---------- ---------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) |_|
                                                                                                           (b) |X|

---------- ---------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY


---------- ---------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           WC

---------- ---------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)              |_|


---------- ---------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           STATE OF MARYLAND

---------------------------- -------- ------------------------------------------------------------------------------

         NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   5,551 SHARES (1)
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

                             -------- ------------------------------------------------------------------------------
                             -------- ------------------------------------------------------------------------------

                                8     SHARED VOTING POWER

                                      0 SHARES

                             -------- ------------------------------------------------------------------------------
                             -------- ------------------------------------------------------------------------------

                                9     SOLE DISPOSITIVE POWER

                                      5,551 SHARES (1)

                             -------- ------------------------------------------------------------------------------
                             -------- ------------------------------------------------------------------------------

                               10     SHARED DISPOSITIVE POWERS

                                      0 SHARES

---------------------------- -------- ------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,551 SHARES (1)

---------- ---------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              |X|


---------- ---------------------------------------------------------------------------------------------------------




Page 3 of 4 Pages


---------- ---------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.5% (1)

---------- ---------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           CO

---------- ---------------------------------------------------------------------------------------------------------

Page 4 of 4 Pages



(1) The Reporting Person has entered into a Stock Purchase Agreement dated January 26, 1998 with Ethel D. Webster and Neil C. Williams, pursuant to which the Reporting Person has agreed to purchase 207,548 shares of the Common Stock of Glen Burnie Bancorp, or approximately 18.99% of the outstanding shares based on the number of outstanding shares set forth in Glen Burnie Bancorp's Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 9, 1998. Unless and until such purchase is consummated, the Reporting Person disclaims beneficial ownership of the 207,548 shares.

         This Amendment No. 2 to the Schedule 13D filed on January 28, 1998 by First Mariner Bancorp (the "Reporting Person" or "FMB") relates to the common stock, par value $10.00 per share (the "Common Stock") of Glen Burnie Bancorp, a Maryland corporation (the "Company"), which has its principal executive offices at 101 Crain Highway, S.E., Glen Burnie, Maryland 21061.

         FMB disclaims any further obligation to amend Schedule 13D relating to the Common Stock until a registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, becomes effective.

                                    SIGNATURE

         After reasonable inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                    FIRST MARINER BANCORP

Dated: February 27, 1998                            By: /s/ Joseph A. Cicero
                                                        ---------------------
                                                        Joseph A. Cicero
                                                        President and Chief
                                                        Operating Officer